SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                          (Amendment)*

              CENTERSPAN COMMUNICATIONS CORPORATION
          ---------------------------------------------
                        (Name of Issuer)

                          Common Stock
          ---------------------------------------------
                 (Title of Class of Securities)

                             8860271
          ---------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          ---------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 9, 1999
          ---------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 12 Pages

CUSIP NO. 8860271         Schedule 13D         Page 2 of 12 Pages


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S.  or  I.R.S.  IDENTIFICATION  NO.  OF  94-1672743
     ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**   (a)[ ]
                                                          (b)[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                     WC

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS  IS  [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:           DELAWARE

                7.   SOLE VOTING POWER:              288,988
NUMBER OF
SHARES          8.   SHARED VOTING POWER:            N/A
BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:         288,988
REPORTING
PERSON WITH     10.  SHARED DISPOSITIVE POWER:       N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                               288,988

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW   5%
     (11):

14.  TYPE OF REPORTING PERSON:                       CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 8860271         Schedule 13D         Page 3 of 12 Pages

ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 CenterSpan Communications Corporation
                 7175 NW Evergreen Parkway, #400
                 Hillsboro, OR 97124

          (b)    Title of Class of Equity Securities:

                 Common Stock

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 8860271         Schedule 13D         Page 4 of 12 Pages

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds  for  the purchase of the Warrant  Shares
                 (as defined in Item 4) will be derived from the Reporting Person's working capital.

          (b)    Amount of Funds:

                 The Reporting Person would need to pay four million forty five thousand four hundred and fifty four dollars and seventy five cents ($4,045,454.75) to acquire the Warrant Shares (as defined in Item 4).

ITEM 4.   Purpose of the Transaction.

          Pursuant to a Warrant Agreement dated December 4, 1998 between the Reporting Person and the Issuer, the Reporting Person has the right to purchase from the Issuer 88,988 shares of the Issuer's common stock at a price per share of four and thirteen sixteenths dollars (US$4 13/16). In addition, pursuant to a Warrant Agreement dated August 9, 1999 between the Reporting Person and the Issuer, the Reporting Person has the right to purchase from the Issuer an additional 200,000 shares of the Issuer's common stock at a price per share of eighteen dollars and 8.6 cents (US$18.086). Both the December 4, 1998 warrant agreement and the August 9, 1999 warrant agreement are hereafter referred to collectively as the "Warrants." The shares of the Issuer's Common Stock issuable upon exercise of the Warrants shall be hereafter referred to as the "Warrant Shares".

          Upon exercise of the Warrants, the Reporting Person will hold the Warrant Shares as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Warrant Shares, through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of the Shares as an investment.

CUSIP NO. 8860271         Schedule 13D         Page 5 of 12 Pages

          In addition, the Reporting Person and the Issuer have entered into two software licenses, pursuant to which the Issuer has provided certain Internet voice communications technology to the Reporting Person.

ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number of Shares             288,988
                 Beneficially Owned:

                 Right to Acquire:            288,988

                 Percent of Class:            5% (based on
                                              5,350,226 shares
                                              of Common Stock
                                              outstanding,
                                              determined from
                                              the Issuer's Proxy
                                              Statement filed on
                                              Form 14A on
                                              November 24,
                                              1999).

          (b)    Sole  Power to Vote, Direct
                 the Vote of, or Dispose  of
                 Shares:                      288,988

          (c)    Recent Transactions:         See Item 4.

          (d)    Rights with Respect to
                 Dividends or Sales
                 Proceeds:                    N/A

          (e)    Date of Cessation of Five
                 Percent Beneficial
                 Ownership:                   N/A

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Warrants (as defined in Item 4), the Reporting Person has, under certain circumstances, various rights related to registration of the Warrant Shares pursuant to certain shelf and piggyback registration rights granted to the Reporting Person.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1    CenterSpan   Communications   Corporation
                       (formerly Thrustmaster, Inc.) Warrant  to
                       Purchase  Common Stock dated December  4,
                       1998.

          Exhibit 2    CenterSpan   Communications   Corporation
                       (formerly Thrustmaster, Inc.) Warrant  to
                       Purchase  Common  Stock dated  August  9,
                       1999.

CUSIP NO. 8860271         Schedule 13D         Page 6 of 12 Pages



                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of 1/27/00.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      -------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP NO. 8860271         Schedule 13D         Page 7 of 12 Pages



                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP NO. 8860271         Schedule 13D         Page 8 of 12 Pages



Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP NO. 8860271         Schedule 13D         Page 9 of 12 Pages



Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP NO. 8860271         Schedule 13D        Page 10 of 12 Pages



Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Executive Vice President, President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Suite 1835, Los
Address:          Angeles, CA 90024

Principal         A. Chancellor Emeritus
Occupation:
                  B. Interim President

Name, principal   A. University of California at Los Angeles, an
business and         educational institution.
address of             10920 Wilshire Boulevard, Suite 1835
corporation or          Los Angeles, CA 90024
other
organization in   B. University of Florida
which employment       226 Tigert Hall
is conducted:          PO Box 113150
                       Gainesville, FL 32610

CUSIP NO. 8860271         Schedule 13D        Page 11 of 12 Pages



                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive Vice President, General Manager, Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, New
            Business Group

Name:       Andy D. Bryant
Title:      Senior Vice President, Chief Financial Officer and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Senior Vice President, Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

CUSIP NO. 8860271         Schedule 13D        Page 12 of 12 Pages



EXHIBIT INDEX

Exhibit No.    Document
----------     --------

Exhibit 1      CenterSpan  Communications Corporation  (formerly
               Thrustmaster,  Inc.) Warrant to  Purchase  Common
               Stock dated December 4, 1998.

Exhibit 2      CenterSpan  Communications Corporation  (formerly
               Thrustmaster,  Inc.) Warrant to  Purchase  Common
               Stock dated August 9, 1999.

                            EXHIBIT 1


                WARRANT TO PURCHASE COMMON STOCK
                      OF THRUSTMASTER, INC.

                          Dated 12/4/98

       1                         INTEL/THRUSTMASTER CONFIDENTIAL

THE WARRANT EVIDENCED OR CONSTITUTED HEREBY, AND ALL SHARES OF COMMON STOCK ISSUABLE HEREUNDER, HAVE BEEN AND WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE ACT") AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT REGISTRATION UNDER THE ACT UNLESS EITHER (i) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED IN CONNECTION WITH SUCH DISPOSITION OR (ii) THE SALE OF SUCH SECURITIES IS MADE PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 144.

     WARRANT TO PURCHASE COMMON STOCK OF THRUSTMASTER, INC.

                     (Subject to Adjustment)

NO.  __________

      THIS CERTIFIES THAT, for value received, Intel Corporation, or its permitted registered assigns ("Holder"), is entitled, subject to the terms and conditions of this Warrant, at any time or from time to time after 5:00 p.m. PST December 4, 1998 (the "Effective Date"), and before 5:00 p.m. Pacific Time, five (5) years from the Effective Date (the "Expiration Date"), to purchase from Thrustmaster, Inc. an Oregon corporation (the "Company") Eighty-eight thousand nine hundred and eighty eight (88988) shares of Warrant Stock (as defined in Section 1 below) of the Company at a price per share of Four and thirteen sixteenths dollars (US$4 13/16) (the "Purchase Price"). Both the number of shares of Warrant Stock purchasable upon exercise of this Warrant and the Purchase Price are subject to adjustment and change as provided herein. This Warrant is issued pursuant to that certain Software Development and License Agreement dated as of the Effective Date between the Company and Holder. This Warrant replaces the warrant issued and delivered to Holder by the Company effective as of May 28, 1998.

1. CERTAIN DEFINITIONS. As used in this Warrant the following terms shall have the following respective meanings:

      "Fair Market Value" of a share of Warrant Stock as of a particular date shall mean: (a) if traded on a securities exchange or the Nasdaq National Market, the Fair Market Value shall be deemed to be the average of the closing prices of the Common Stock of the Company on such exchange or market over the 5 business days ending immediately prior to the applicable date of valuation; (b) if actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices over the 30-day period ending immediately prior to the applicable date of valuation; and (c) if there is no active public market, the Fair Market Value shall be the value thereof, as agreed upon by the Company and the Holder; provided, however, that if the Company and the Holder cannot agree on such value, such value shall be determined by an independent valuation firm experienced in valuing businesses such as the Company and jointly selected in good faith by the Company and the Holder (with the fees and expenses of the valuation firm paid for by the Company.

       "HSR  Act"  shall  mean  the  Hart-Scott-Rodino  Antitrust
Improvements Act of 1976.

     "Registered Holder" shall mean any Holder in whose name this Warrant is registered upon the books and records maintained by the Company.

       2                         INTEL/THRUSTMASTER CONFIDENTIAL

     "Warrant" as used herein, shall include this Warrant and any
warrant  delivered  in  substitution  or  exchange  therefor   as
provided herein.

      "Warrant Stock" shall mean the Common Stock of the Company and any other securities at any time receivable or issuable upon exercise of this Warrant.

2.   EXERCISE OF WARRANT

      2.1. Payment. Subject to compliance with the terms and conditions of this Warrant and applicable securities laws, this Warrant may be exercised, in whole or in part at any time or from time to time, on or before the Expiration Date by the delivery (including, without limitation, delivery by facsimile) of the form of Notice of Exercise attached hereto as Exhibit 1 (the "Notice of Exercise"), duly executed by the Holder, to the Company, and as soon as practicable after such date, surrendering
(a) this Warrant, and (b) payment, (i) in cash (by check) or by wire transfer, (ii) by cancellation by the Holder of indebtedness of the Company to the Holder; or (iii) by a combination of (i) and (ii), of an amount equal to the product obtained by multiplying the number of shares of Common Stock being purchased upon such exercise by the then effective Purchase Price (the "Exercise Amount"), except that if Holder is subject to HSR Act Restrictions (as defined in Section 2.5 below), the Exercise Amount shall be paid to the Company within five (5) business days of the termination of all HSR Act Restrictions.

      2.2. Net Issue Exercise. In lieu of the payment methods set forth in Section 2.1 (b) above, the Holder may elect to exchange all or some of the Warrant for shares of Warrant Stock equal to the value of the amount of the Warrant being exchanged on the date of exchange. If Holder elects to exchange this Warrant as provided in this Section 2.2, Holder shall tender to the Company the Warrant for the amount being exchanged, along with written notice of Holder's election to exchange some or all of the Warrant, and the Company shall issue to Holder the number of shares of the Warrant Stock computed using the following formula:

     X  =  Y(A-B)
           ------
              A

Where X = the number of shares of Warrant Stock to be issued to Holder; Y = the number of shares of Warrant Stock purchasable under the amount of the Warrant being exchanged; A = the Fair Market Value of one share of the Company's Warrant Stock; and B = the Purchase Price. All references herein to an "exercise" of the Warrant shall include an exchange pursuant to this Section 2.2.

      2.3. "Easy Sale" Exercise. In lieu of the payment methods set forth in Section 2.1 (b) above, when permitted by law and applicable regulations (including Nasdaq and NASD rules), the Holder may pay the Purchase Price through a "same day sale" commitment from the Holder, whereby the Holder irrevocably elects to exercise this Warrant and to sell a portion of the Shares so purchased to pay for the Purchase Price and the Holder commits upon sale of such Shares to forward the Purchase Price directly to the Company.

      2.4. Stock Certificates; Fractional Shares. As soon as practicable on or after such date, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of whole shares of Warrant Stock issuable upon such exercise, together with cash in lieu of any fraction of a share equal to such fraction of the current Fair Market Value of one whole share of Warrant Stock as of the date of exercise of this Warrant.

       3                         INTEL/THRUSTMASTER CONFIDENTIAL

No fractional shares or scrip representing fractional shares shall be issued upon an exercise of this Warrant.

      2.5. HSR Act. The Company hereby acknowledges that exercise of this Warrant by Holder may subject the Company and/or the Holder to the filing requirements of the HSR Act and that Holder may be prevented from exercising this Warrant until the expiration or early termination of all waiting periods imposed by the HSR Act ("HSR Act Restrictions"). If on or before the Expiration Date Holder has sent the Notice of Exercise to Company and Holder has not been able to complete the exercise of this Warrant prior to the Expiration Date because of HSR Act
Restrictions, the Holder shall be entitled to complete the process of exercising this Warrant in accordance with the procedures contained herein notwithstanding the fact that completion of the exercise of this Warrant would take place after the Expiration Date or the completion of the IPO.

      2.6. Partial Exercise; Effective Date of Exercise. In case of any partial exercise of this Warrant, the Company shall cancel this Warrant upon surrender hereof and shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Warrant Stock purchasable hereunder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above.

3. VALID ISSUANCE: TAXES. All shares of Warrant Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof.

4. ADJUSTMENT OF PURCHASE PRICE AND NUMBER OF SHARES. The number of shares of Warrant Stock issuable upon exercise of this Warrant (or any shares of stock or other securities or property receivable or issuable upon exercise of this Warrant) and the Purchase Price are subject to adjustment upon occurrence of the following events:

      4.1. Adjustment for Stock Splits, Stock Subdivisions or Combinations of Shares. The Purchase Price of this Warrant shall be proportionally decreased or increased (as applicable) and the number of shares of Warrant Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally increased or decreased (as applicable) to reflect any stock split or subdivision, or combination or reverse stock split, respectively, of the Company's Warrant Stock.

      4.2. Adjustment for Dividends or Distributions of Stock or Other Securities or Property. In case the Company shall make or issue, or shall fix a record date for the determination of eligible holders entitled to receive, a dividend or other distribution with respect to the Warrant Stock (or any shares of stock or other securities at the time issuable upon exercise of the Warrant) payable in (a) securities of the Company or (b) assets (excluding cash dividends paid or payable solely out of retained earnings), then, in each such case, the Holder of this Warrant on exercise hereof at any time after the consummation, effective date or record date of such dividend or other distribution, shall receive, in addition to the shares of Warrant Stock (or such other stock or securities) issuable on such exercise prior to such date, and without the payment of additional consideration therefor, the securities or such other assets of the Company to which such Holder would have been entitled upon such date if such Holder had exercised this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such period giving effect to all adjustments called for by this Section 4.

       4                         INTEL/THRUSTMASTER CONFIDENTIAL

      4.3. Reclassification. If the Company, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Purchase Price therefore shall be appropriately adjusted, all subject to further adjustment as provided in this
Section 4.

      4.4. Adjustment for Capital Reorganization, Merger or Consolidation. In case of any capital reorganization of the capital stock of the Company (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), or any merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all the assets of the Company then, and in each such case, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Section 4. The foregoing provisions of this Section 4.4 shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Warrant.

5. CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment in the Purchase Price, or number or type of shares issuable upon exercise of this Warrant, the Company shall promptly send a certificate to the Holder detailing the computation of the adjustment.

6. LOSS OR MUTILATION. Upon receipt of evidence reasonably satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.

7. RESERVATION OF COMMON STOCK. The Company hereby covenants that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of shares of Common Stock or other shares of capital stock of the Company as are from time to time issuable upon exercise of this Warrant and, if and when necessary, will take all steps necessary to amend its charter documents to provide sufficient reserves of shares of Warrant Stock. All such shares shall be duly authorized, and when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens and encumbrances, except encumbrances or restrictions arising under federal or state securities laws.

8. TRANSFER AND EXCHANGE. Subject to the terms and conditions of this Warrant and compliance with all applicable securities laws, this Warrant and all rights hereunder may be transferred to any Registered Holder parent, subsidiary or affiliate, in whole or in part, upon notice to the Company and surrender of this Warrant and the payment of any necessary transfer tax or other governmental charge imposed upon such transfer.

       5                         INTEL/THRUSTMASTER CONFIDENTIAL

9. RESTRICTIONS ON TRANSFER. The Holder, by acceptance hereof, agrees that, absent an effective registration statement filed with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), covering the disposition or sale of this Warrant or the Warrant Stock issued or issuable upon exercise hereof and registration or qualification under applicable state securities laws, such Holder will not sell, transfer, pledge, or hypothecate any or all such Warrants or Warrant Stock unless either (i) the Company has received an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that such registration is not required in connection with such disposition or (ii) the sale of such securities is made pursuant to SEC Rule 144.

10. COMPLIANCE WITH SECURITIES LAWS. By acceptance of this Warrant, the holder hereby represents, warrants and covenants that any shares of stock purchased upon exercise of this Warrant or acquired upon conversion thereof shall be acquired for investment only and not with a view to, or for sale in connection with, any distribution thereof; that the Holder is able to bear the economic risk of holding such shares as may be acquired pursuant to the exercise of this Warrant for an indefinite period; that the Holder understands that the shares of stock acquired pursuant to the exercise of this Warrant or acquired upon conversion thereof will not be registered under the 1933 Act and will be "restricted securities" within the meaning of Rule 144 under the 1933 Act; and that all stock certificates representing shares of stock issued to the Holder upon exercise of this Warrant or upon conversion of such shares may have affixed thereto an appropriate legend reflecting such restricted nature

11. NO RIGHTS OR LIABILITIES AS STOCKHOLDER. This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

12. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Holder that the statements in the following paragraphs of this Section 12 are all true and correct:

     12.1. Organization. Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under, and by virtue of, the laws of the State of Oregon and has all requisite corporate power and authority to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted. The Company is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified would have a material adverse effect on its financial condition, business, prospects or operations.

      12.2. Due Authorization; Consents. All corporate action on the part of the Company, its officers, directors and shareholders necessary for (a) the authorization, execution and delivery of, and the performance of all obligations of the Company under this Warrant, and (b) the authorization, issuance, reservation for issuance and delivery of all of the equity securities issuable upon exercise of this Warrant (and, if applicable, the Common Stock issuable upon conversion thereof). This Warrant constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equitable principles. All consents, approvals and authorizations of, and registrations, qualifications and filings with, any federal or state governmental agency, authority or body, or any third party, required in connection with the execution, delivery and performance of this Warrant and the consummation of the transactions contemplated hereby and thereby have been obtained.

       6                         INTEL/THRUSTMASTER CONFIDENTIAL

     12.3. Valid Issuance of Stock. The outstanding shares of the capital stock of Company are duly and validly issued, fully paid and non-assessable.

     12.4. SEC Reports; Financial Statements. The Company has duly filed with the SEC the Company's annual report on Form 10-K for the year ended December 31, 1997, and its quarterly reports on Form 10-Q for the quarter ended March 31, 1998, (collectively, the "Company SEC Reports"). As of their respective filing dates, the Company SEC Reports complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed document with the SEC. Each of the consolidated financial statements (including, in each case, any related notes) contained in the Company SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted for by Form 10-Q) and presented fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments which are not expected to be material in amount.

      12.5. Governmental Consents. All consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any US., federal or state governmental authority on the part of Company required in connection with the consummation of the transactions contemplated herein shall have been obtained prior to and be effective as of the Effective Date.

      12.6. Disclosure. No representation or warranty by the Company in this Warrant contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

13. NOTICES. All notices and other communications from the Company to the Holder shall be given in writing via certified mail, return receipt requested, hand delivery or overnight delivery to 2200 Mission College Boulevard, Mail Stop SC4-210, Santa Clara, California 95052, Attention: Treasurer.

14. LAW GOVERNING. This Warrant shall be construed and enforced in accordance with, and governed by, the laws of the State of Oregon.

15. NO IMPAIRMENT. The Company will not, by amendment of its Articles of Incorporation or bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant.

16. NOTICES OF RECORD DATE. In case (a) the Company shall take a record of the holders of its Warrant Stock, for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities or

       7                         INTEL/THRUSTMASTER CONFIDENTIAL

to receive any other right; (b) of any consolidation, merger or reorganization of the Company, any reclassification of the capital  stock  of  the  Company, or any  conveyance  of  all  or substantially  all  of  the  assets of  the  Company  to  another corporation in which holders of the Company's stock are to receive stock, securities or property of another corporation; (c) of any voluntary dissolution, liquidation or winding-up of the Company; or (d) of any redemption or conversion of all outstanding Common Stock or Warrant Stock; then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, or (ii) the date on which such transaction or event is to take place, and the time, if any is to be fixed, as of which the holders of record of Warrant Stock, shall be entitled to exchange their shares of Warrant Stock for securities or other property deliverable upon such event or transaction. Such notice shall be delivered at least thirty (30) days prior to the date therein specified.

17.    SEVERABILITY.   If  any  term,  provision,   covenant   or
restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

18. INFORMATION RIGHTS. The Company shall deliver to each holder of this Warrant or any securities issued (directly or indirectly) upon exercise hereof, upon request, copies of the Company's reports on Forms 10-K, 10-Q, and 8-K and Annual Reports to Shareholders promptly after such documents are filed with the SEC.

19. NO INCONSISTENT AGREEMENTS. The Company will not on or after the date of this Warrant enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders of this Warrant or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to holders of the Company's securities under any other agreements, except rights that have been waived.

20. SATURDAYS, SUNDAYS AND HOLIDAYS. If the Expiration Date falls on a Saturday, Sunday or legal holiday, the Expiration Date shall automatically be extended until 5:00 p.m. the next business day.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

       8                         INTEL/THRUSTMASTER CONFIDENTIAL

      IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the Effective Date.

INTEL CORPORATION                   THRUSTMASTER, INC.

By:  /s/Arvind Sodhani              By:  /s/F. G. Hausmann, Jr.
     ----------------------              ----------------------

Arvind Sodhani                      F. G. Hausmann, Jr.
---------------------------         ---------------------------
Printed Name                        Printed Name

Vice President and Treasurer        President & CEO
---------------------------         ---------------------------
Title                               Title


                    SIGNATURE PAGE TO WARRANT

       9                         INTEL/THRUSTMASTER CONFIDENTIAL

                            EXHIBIT 1

                       NOTICE OF EXERCISE

            (To be executed upon exercise of Warrant)

THRUSTMASTER                    WARRANT NO.

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, the securities of THRUSTMASTER, as provided for therein, and (check the applicable box):

O Tenders herewith payment of the exercise price in full in the form of cash or a certified or official bank check in same-day funds in the amount of $_____ for _____ such securities.

O Elects the Net Issue Exercise option pursuant to Section 2.2 of the Warrant, and accordingly requests delivery of a net of such securities, according to the following calculation:

     X  =  Y(A-B)   ( )  =  (  )[(  ) - (  )]
           -----            -----------------
              A                    (      )
                                   --------

     Where X = the number of shares of Common Stock to be issued to Holder.

     Y = the number of shares of Common Stock purchasable under the amount of the Warrant being exchanged (as adjusted to the date of such calculation).

     A  =  the  Fair  Market Value of one share of the  Company's
     Common Stock.

     B = Purchase Price (as adjusted to the date of such calculation).

O Elects the Easy Sale Exercise option pursuant to Section 2.3 of the Warrant, and accordingly requests delivery of a net of such securities.

Please issue a certificate or certificates for such securities in the name of, and pay any cash for any fractional share to (please print name, address and social security number):

Name:     ------------------------------------------------------

Address:  ------------------------------------------------------

Signature:  ----------------------------------------------------

Note: The above signature should correspond exactly with the name on the first page of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.

If said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder rounded up to the next higher whole number of shares.

                            EXHIBIT 2

                WARRANT TO PURCHASE COMMON STOCK

                      OF THRUSTMASTER, INC.

                          Dated 8/9/99

       1                         INTEL/THRUSTMASTER CONFIDENTIAL

                             WARRANT

THE WARRANT EVIDENCED OR CONSTITUTED HEREBY, AND ALL SHARES OF COMMON STOCK ISSUABLE HEREUNDER, HAVE BEEN AND WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT REGISTRATION UNDER THE ACT UNLESS EITHER (i) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE
COMPANY, TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED IN CONNECTION WITH SUCH DISPOSITION OR (ii) THE SALE OF SUCH SECURITIES IS MADE PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 144.

     WARRANT TO PURCHASE COMMON STOCK OF THRUSTMASTER, INC.

                     (Subject to Adjustment)

NO. W-INTC2                                       August 9, 1999

THIS CERTIFIES THAT, for value received, Intel Corporation, or its permitted registered assigns ("Holder"), is entitled, subject to the terms and conditions of this Warrant, at any time or from time to time after the issuance date of this Warrant (the "Effective Date"), and before 5:00 p.m. Pacific Time on the fifth anniversary of the Effective Date (the "Expiration Date"), to purchase from Thrustmaster, Inc. an Oregon corporation (the "Company"), two hundred thousand (200,000) shares of Common Stock of the Company at a price per share equal to 85% of the average closing price of a share of the Company's Common Stock over the thirty (30) consecutive trading days prior to the Effective Date, as reported on the Nasdaq National Market (the "Purchase Price"). Both the number of shares of Common Stock purchasable upon exercise of this Warrant and the Purchase Price are subject to adjustment and change as provided herein.

1. CERTAIN DEFINITIONS. As used in this Warrant the following terms shall have the following respective meanings:

      1.1. "Fair Market Value" of a share of Common Stock as of a particular date shall mean:

           (a) If traded on a securities exchange or the Nasdaq National Market, the Fair Market Value shall be deemed to be the average of the closing prices of the Common Stock of the Company on such exchange or market over the five (5) trading days ending immediately prior to the applicable date of valuation;

           (b)   If  actively traded over-the-counter,  the  Fair
Market Value shall be deemed to be the average of the closing bid prices over the thirty (30)-day period ending immediately prior to the applicable date of valuation; and

       2                         INTEL/THRUSTMASTER CONFIDENTIAL

           (c) If there is no active public market, the Fair Market Value shall be the value thereof, as agreed upon by the Company and the Holder; provided, however, that if the Company and the Holder cannot agree on such value, such value shall be determined by an independent valuation firm experienced in valuing businesses such as the Company and jointly selected in good faith by the Company and the Holder. Fees and expenses of the valuation firm shall be paid for by the Company.

      1.2.  "HSR Act" shall mean the Hart-Scott-Rodino  Antitrust
Improvements Act of 1976, as amended.

     1.3. "Registered Holder" shall mean any Holder in whose name this Warrant is registered upon the books and records maintained by the Company.

      1.4. "Warrant" as used herein, shall include this Warrant and any warrant delivered in substitution or exchange therefor as provided herein.

      1.5. "Common Stock" shall mean the Common Stock of the Company and any other securities at any time receivable or issuable upon exercise of this Warrant.

2.   EXERCISE OF WARRANT

      2.1. Payment. Subject to compliance with the terms and conditions of this Warrant and applicable securities laws, this Warrant may be exercised, in whole or in part at any time or from time to time, on or before the Expiration Date by the delivery (including, without limitation, delivery by facsimile) of the form of Notice of Exercise attached hereto as Exhibit 1 (the "Notice of Exercise"), duly executed by the Holder, at the principal office of the Company, and as soon as practicable after such date, surrendering

           (a) this Warrant at the principal office of the Company, and

           (b) payment, (i) in cash (by check) or by wire transfer, (ii) by cancellation by the Holder of indebtedness of the Company to the Holder; or (iii) by a combination of (i) and
(ii), of an amount equal to the product obtained by multiplying the number of shares of Common Stock being purchased upon such exercise by the then effective Purchase Price (the "Exercise Amount"), except that if Holder is subject to HSR Act Restrictions (as defined in Section 2.5 below), the Exercise Amount shall be paid to the Company within five (5) business days of the termination of all HSR Act Restrictions.

      2.2. Net Issue Exercise. In lieu of the payment methods set forth in Section 2.1(b) above, the Holder may elect to exchange all or some of this Warrant for shares of Common Stock equal to the value of the amount of the Warrant being exchanged on the date of exchange. If Holder elects to exchange this Warrant as provided in this Section 2.2, Holder shall tender to the Company the Warrant for the amount

       3                         INTEL/THRUSTMASTER CONFIDENTIAL

being exchanged, along with written notice of Holder's election to exchange some or all of the Warrant, and the Company shall issue to Holder the number of shares of the Common Stock computed using the following formula:

     X = Y(A-B)
         ------
            A

     Where X = the number of shares of Common Stock to be issued to Holder.

     Y = the number of shares of Common Stock purchasable under the amount of the Warrant being exchanged (as adjusted to the date of such calculation).

     A = the Fair Market Value of one share of the Common Stock.

     B = Purchase Price (as adjusted to the date of such calculation).

      2.3. "Easy Sale" Exercise. In lieu of the payment methods set forth in Section 2.1(b) above, when permitted by law and applicable regulations (including Nasdaq and NASD rules), the Holder may pay the Exercise Amount through a "same day sale" commitment from the Holder (and if applicable a broker-dealer that is a member of the National Association of Securities Dealers (a "NASD Dealer")), whereby the Holder irrevocably elects to exercise this Warrant and to sell at least that number of Shares so purchased to pay the Exercise Amount (and up to all of the Shares so purchased) and the Holder (or, if applicable, the NASD Dealer) commits upon sale (or, in the case of the NASD
Dealer, upon receipt) of such Shares to forward the Exercise Amount directly to the Company, with any sale proceeds in excess of the Exercise Amount being for the benefit of the Holder.

      2.4. Stock Certificates; Fractional Shares. As soon as practicable on or after the date of any exercise of this Warrant, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of whole shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share equal to such fraction of the current Fair Market Value of one whole share of Common Stock as of such date of exercise. No fractional shares or scrip representing fractional shares shall be issued upon an exercise of this Warrant.

     2.5. HSR Act. The Company hereby acknowledges that exercise of this Warrant by Holder may subject the Company and/or the Holder to the filing requirements of the HSR Act and that Holder may be prevented from exercising this Warrant until the expiration or early termination of all waiting periods imposed by the HSR Act ("HSR Act Restrictions"). If on or before the Expiration Date Holder has sent the

       4                         INTEL/THRUSTMASTER CONFIDENTIAL

Notice of Exercise to Company and Holder has not been able to complete the exercise of this Warrant prior to the Expiration Date because of HSR Act Restrictions, the Holder shall be entitled to complete the process of exercising this Warrant in accordance with the procedures contained herein notwithstanding the fact that completion of the exercise of this Warrant would take place after the Expiration Date.

      2.6. Partial Exercise; Effective Date of Exercise. In case of any partial exercise of this Warrant, the Company shall cancel this Warrant upon surrender hereof and shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above. However, if Holder is subject to HSR Act filing requirements this Warrant shall be deemed to have been exercised on the date immediately following the date of the expiration of all HSR Act Restrictions. The person entitled to receive the shares of Common Stock issuable upon exercise of this Warrant shall be treated for all purposes as the holder of record of such shares as of the close of business on the date the Holder is deemed to have exercised this Warrant.

3. VALID ISSUANCE: TAXES. All shares of Common Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. The Company shall not be required to pay any tax or other charge imposed in connection with any transfer involved in the issuance of any certificate for shares of Common Stock in any name other than that of the Registered Holder of this Warrant, and in such case the Company shall not be required to issue or deliver any stock certificate or security until such tax or other charge has been paid, or it has been established to the Company's reasonable satisfaction that no tax or other charge is due.

4. ADJUSTMENT OF PURCHASE PRICE AND NUMBER OF SHARES. The number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities or property receivable or issuable upon exercise of this Warrant) and the Purchase Price are subject to adjustment upon occurrence of the following events:

      4.1. Adjustment for Stock Splits, Stock Subdivisions or Combinations of Shares. The Purchase Price of this Warrant shall be proportionally decreased and the number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally increased to reflect any stock split or subdivision of the Company's Common Stock. The Purchase Price of this Warrant shall be proportionally increased and the number of shares of Common Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally decreased to reflect any combination of the Company's Common Stock.

       5                         INTEL/THRUSTMASTER CONFIDENTIAL

      4.2. Adjustment for Dividends or Distributions of Stock or Other Securities or Property. In case the Company shall make or issue, or shall fix a record date for the determination of eligible holders entitled to receive, a dividend or other distribution with respect to the Common Stock (or any shares of stock or other securities at the time issuable upon exercise of the Warrant) payable in (a) securities of the Company or (b) assets (excluding cash dividends paid or payable solely out of retained earnings), then, in each such case, the Holder of this Warrant on exercise hereof at any time after the consummation, effective date or record date of such dividend or other distribution, shall receive, in addition to the shares of Common Stock (or such other stock or securities) issuable on such exercise prior to such date, and without the payment of additional consideration therefor, the securities or such other assets of the Company to which such Holder would have been entitled upon such date if such Holder had exercised this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such additional securities or other assets distributed with respect to such shares as aforesaid during such period giving effect to all adjustments called for by this
Section 4.

      4.3. Reclassification. If the Company, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change, and the Purchase Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this
Section  4.  No adjustment shall be made pursuant to this Section
4.3 upon any conversion or redemption of the Common Stock which is the subject of Section 4.5.

      4.4. Adjustment for Capital Reorganization, Merger or Consolidation. In case of any capital reorganization of the capital stock of the Company (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), or any merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all the assets of the Company then, and in each such case, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer,

       6                         INTEL/THRUSTMASTER CONFIDENTIAL

all subject to further adjustment as provided in this Section 4. The foregoing provisions of this Section 4.4 shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Warrant. If the per-share consideration payable to the Holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.

     4.5. Conversion of Common Stock. In case all or any portion of the authorized and outstanding shares of Common Stock of the Company are redeemed or converted or reclassified into other securities or property pursuant to the Company's Articles of Incorporation or otherwise, or the Common Stock otherwise ceases to exist, then, in such case, the Holder of this Warrant, upon exercise hereof at any time after the date on which the Common Stock is so redeemed or converted, reclassified or ceases to exist (the "Termination Date"), shall receive, in lieu of the number of shares of Common Stock that would have been issuable upon such exercise immediately prior to the Termination Date, the securities or property that would have been received if this Warrant had been exercised in full and the Common Stock received thereupon had been simultaneously converted immediately prior to the Termination Date, all subject to further adjustment as provided in this Warrant. Additionally, the Purchase Price shall be immediately adjusted to equal the quotient obtained by dividing (x) the aggregate Purchase Price of the maximum number of shares of Common Stock for which this Warrant was exercisable immediately prior to the Termination Date by (y) the number of shares of Common Stock of the Company for which this Warrant is exercisable immediately after the Termination Date, all subject to further adjustment as provided herein.

5. CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment in the Purchase Price, or number or type of shares issuable upon exercise of this Warrant, the Chief Financial
Officer or Controller of the Company shall compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of the adjusted Purchase Price. The Company shall promptly send (by facsimile and by either first class mail, postage prepaid or overnight delivery) a copy of each such certificate to the Holder.

6. LOSS OR MUTILATION. Upon receipt of evidence reasonably satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of this

       7                         INTEL/THRUSTMASTER CONFIDENTIAL

Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver in lieu thereof a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.

7. RESERVATION OF COMMON STOCK. The Company hereby covenants that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of shares of Common Stock or other shares of capital stock of the Company as are from time to time issuable upon exercise of this Warrant and, from time to time, will take all steps necessary to amend its Articles of Incorporation to provide sufficient reserves of shares of Common Stock issuable upon exercise of this Warrant. All such shares shall be duly authorized, and when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws. Issuance of this Warrant shall constitute full authority to the Company's officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the exercise of this Warrant.

8. TRANSFER AND EXCHANGE. Subject to the terms and conditions of this Warrant and compliance with all applicable securities laws, this Warrant and all rights hereunder may be transferred to any Registered Holder's parent, subsidiary or affiliate, in whole or in part, on the books of the Company maintained for such purpose at the principal office of the Company referred to above, by the Registered Holder hereof in person, or by duly authorized attorney, upon surrender of this Warrant properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. Upon any permitted partial transfer, the Company will issue and deliver to the Registered Holder a new Warrant or Warrants with respect to the shares of Common Stock not so transferred. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that when this Warrant shall have been so endorsed, the person in possession of this Warrant may be treated by the Company, and all other persons dealing with this Warrant, as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, any notice to the contrary notwithstanding; provided, however that until a transfer of this Warrant is duly registered on the books of the Company, the Company may treat the Registered Holder hereof as the owner for all purposes.

9. RESTRICTIONS ON TRANSFER. The Holder, by acceptance hereof, agrees that, absent an effective registration statement filed with the Securities and Exchange Commission (the "SEC") under the Securities Act covering the disposition or sale of this Warrant or the Common Stock issued or issuable upon exercise hereof, as the case may be, and registration or qualification under applicable state securities laws, such Holder will not sell, transfer, pledge, or hypothecate any or all such Warrants or such Common Stock, as the case may be, unless either (i) the Company has received an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that

       8                         INTEL/THRUSTMASTER CONFIDENTIAL

such registration is not required in connection with such disposition or (ii) the sale of such securities is made pursuant to SEC Rule 144.

10. COMPLIANCE WITH SECURITIES LAWS. By acceptance of this Warrant, the Holder hereby represents, warrants and covenants that any shares of stock purchased upon exercise of this Warrant shall be acquired for investment only and not with a view to, or for sale in connection with, any distribution thereof; that the Holder has had such opportunity as such Holder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Holder to evaluate the merits and risks of its investment in the Company; that the Holder is able to bear the economic risk of holding such shares as may be acquired pursuant to the exercise of this Warrant for an indefinite period; that the Holder understands that the shares of stock acquired pursuant to the exercise of this Warrant will not be registered under the 1933 Act (unless otherwise required pursuant to exercise by the Holder of the registration rights, if any, granted to the Registered Holder) and will be "restricted securities" within the meaning of Rule 144 under the 1933 Act and that the exemption from registration under Rule 144 will not be available for at least one (1) year from the date of exercise of this Warrant, subject to any special treatment by the SEC for exercise of this Warrant pursuant to Section 2.2, and even then will not be available unless a public market then exists for the stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and that all stock certificates representing shares of stock issued to the Holder upon exercise of this Warrant or upon conversion of such shares may have affixed thereto a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

11. NO RIGHTS OR LIABILITIES AS STOCKHOLDERS. This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. In the absence of affirmative action by such Holder to purchase Common Stock by exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Holder hereof shall cause such Holder hereof to be a stockholder of the Company for any purpose.

       9                         INTEL/THRUSTMASTER CONFIDENTIAL

12. REGISTRATION RIGHTS. All shares of Common Stock issuable upon exercise of this Warrant shall be "Registrable Securities" or such other definition of securities entitled to registration rights pursuant to Exhibit 3 to this Warrant.

13. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Holder that:

     13.1. Due Authorization; Consents. All corporate action on the part of the Company, its officers, directors and shareholders necessary for (a) the authorization, execution and delivery of, and the performance of all obligations of the Company under, this Warrant, and (b) the authorization, issuance, reservation for issuance and delivery of all of the Common Stock issuable upon exercise of this Warrant, has been duly taken. This Warrant constitutes a valid and binding obligation of the Company
enforceable  in  accordance  with  its  terms,  subject,  as   to
enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equitable principles. All consents, approvals and authorizations of, and registrations, qualifications and filings with, any federal or state governmental agency, authority or body, or any third party, required in connection with the execution, delivery and performance of this Warrant and the consummation of the transactions contemplated hereby and thereby have been obtained.

      13.2. Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as currently proposed to be conducted.

     13.3.  SEC Reports; Financial Statements.

           (a) The Company has duly filed with the SEC the Company's annual report on Form 10-K for the year ended December 31, 1998 and its quarterly reports on Form 10-Q for the quarters ended March 31,1999 and June 30, 1999 (to be filed on or before August 15, 1999) (collectively, the "Thrustmaster SEC Reports"). As of their respective filing dates, the Thrustmaster SEC Reports complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed document with the SEC.

           (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Thrustmaster SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance

       10                        INTEL/THRUSTMASTER CONFIDENTIAL

with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted for by Form 10-Q) and presented fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments which are not expected to be material in amount.

      13.4. Capitalization. The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $.001 par value (the "Preferred Stock"). As of June 30, 1999: (i) 4,874,019 shares of Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable; (ii) 2,200,000 shares of Common Stock were reserved for issuance under the Company's 1994 and 1998 stock option plans, 985,388 of which shares were subject to options outstanding on such date; (iii) 338,393 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants; and (v) no shares of Preferred Stock were issued and outstanding. No material change in such capitalization has occurred between June 30, 1999and the issuance date of this Warrant.

      13.5. Valid Issuance of Stock. The outstanding shares of the capital stock of the Company are duly and validly issued, fully paid and non-assessable, and such shares , and all outstanding options and other securities of the Company, have been issued in full compliance with the registration and prospectus delivery requirements of the Securities Act and the registration and qualification requirements of all applicable state securities laws, or in compliance with applicable exemptions therefrom, and all other provisions of applicable federal and state securities laws, including without limitation, anti-fraud provisions.

      13.6. Governmental Consents. All consents, approvals, orders, authorizations or registrations, qualifications, declarations or filings with any federal or state governmental authority on the part of the Company required in connection with the consummation of the transactions contemplated herein shall have been obtained prior to and be effective as of the Effective Date.

14. INFORMATION RIGHTS. The Company shall deliver to each holder of this Warrant or any securities issued (directly or indirectly) upon exercise hereof, upon request, copies of the Company's reports on Forms 10-K, 10-Q, and 8-K and Annual Reports to Shareholders promptly after such documents are filed with the SEC.

15. NOTICES. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address and number set forth

       11                        INTEL/THRUSTMASTER CONFIDENTIAL

below; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or
(d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

To Holder:                       To the Company:
Intel Corporation                Thrustmaster, Inc.
2200 Mission College Blvd.       7175 NW Evergreen Parkway,
Santa Clara, CA 95052            Suite 400
Attn:  Portfolio Manager         Hillsboro, Oregon 97124
Fax Number:  (408) 765-6038      Attn: Frank G. Hausmann,
                                 President and CEO
                                 Fax Number: 503-615-3297

With copies to:                  With copies to:
Intel Corporation                Perkins Coie LLP
2200 Mission College Blvd.       1211 SW Fifth Avenue, Ste 1500
Santa Clara, CA 95052            Portland, OR 97204
Attn:  General Counsel           Attn: Patrick J. Simpson
Fax Number:  (408) 765-1859      Fax: (503) 727-2222

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 15 by giving the other party written notice of the new address in the manner set forth above.

16. HEADINGS. The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

17. LAW GOVERNING. This Warrant shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware.

18. NO IMPAIRMENT. The Company will not, by amendment of its Articles of Incorporation or bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Registered Holder of this Warrant against impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of stock issuable upon the exercise of this Warrant above the amount payable therefor upon such exercise, and (b) will take all such action as may be necessary or appropriate in order that the

       12                        INTEL/THRUSTMASTER CONFIDENTIAL

Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon exercise of this Warrant.

19.  NOTICES OF RECORD DATE.  In case:

     19.1. the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant), for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities or to receive any other right; or

     19.2. of any consolidation or merger of the Company with or into another corporation, any capital reorganization of the Company, any reclassification of the Capital Stock of the Company, or any conveyance of all or substantially all of the assets of the Company to another corporation in which holders of the Company's stock are to receive stock, securities or property of another corporation; or

     19.3. of any voluntary dissolution, liquidation or winding-up of the Company; or

      19.4.   of  any redemption or conversion of all outstanding
Common Stock;

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock or (such stock or securities as at the time are receivable upon the exercise of this Warrant), shall be entitled to exchange their shares of Common Stock (or such other stock or securities), for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be delivered at least thirty (30) days prior to the date therein specified.

20.    SEVERABILITY.   If  any  term,  provision,   covenant   or
restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

21.   COUNTERPARTS.   For the convenience  of  the  parties,  any
number of counterparts of this Warrant may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

22. NO INCONSISTENT AGREEMENTS. The Company will not on or after the date of this Warrant enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders of this Warrant or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict

       13                        INTEL/THRUSTMASTER CONFIDENTIAL

with and are not inconsistent with the rights granted to holders of the Company's securities under any other agreements, except rights that have been waived.

23. SATURDAYS, SUNDAYS AND HOLIDAYS. If the Expiration Date falls on a Saturday, Sunday or legal holiday, the Expiration Date shall automatically be extended until 5:00 p.m. the next business day.

24. CONFIDENTIALITY. Confidential or proprietary information disclosed by either party under this Agreement, as well as the terms of this Agreement and Holder's investment in the Company (subject to Section 25 below), shall be considered confidential information (the "Confidential Information") and shall not be disclosed by the Company or Holder to any third party. The Company or Holder shall immediately notify the other party of any information that comes to its attention which might indicate that there has been a loss of confidentiality with respect to the Confidential Information. In the event that the Company or Holder is requested or becomes legally compelled (by statute or regulation or by oral questions, interrogatories, request for information or documents, subpoena, criminal or civil investigative demand or similar process, including without limitation, in connection with any public or private offering of the Company's capital stock) to disclose any of the Confidential Information, such party (the "Disclosing Party") shall provide the other party (the "Non-Disclosing Party") with prompt written notice of that fact so that the other party may seek (with the cooperation and reasonable efforts of the Disclosing Party) a protective order, confidential treatment or other appropriate remedy. In such event, the Disclosing Party shall furnish only that portion of the Confidential Information which is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information to the extent reasonably requested by the Non-Disclosing Party. The provisions of this Section 24 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto with respect to the transaction contemplated hereby.

25. PUBLIC ANNOUNCEMENTS. The Company shall not issue any press release or make any other announcement to the general public or in any professional or trade publication regarding Holder, this Agreement or any of the terms hereof without the prior written consent of Holder, which consent may be withheld at the sole discretion of Holder. Notwithstanding the foregoing, Holder may disclose its investment in the Company and the terms thereof to third parties or to the public at its discretion, and the Company shall have the right to disclose to third parties any such information disclosed by Holder in a press release or other public announcement. If the Company or Holder determines that any disclosure not otherwise authorized by this Agreement is required by law or regulation, then the provisions of Section 24 regarding disclosure of Confidential Information by a Disclosing Party shall govern.

26. DISPUTE RESOLUTION. The parties agree to negotiate in good faith to resolve any dispute between them regarding this Warrant. If the negotiations do not resolve the dispute to the reasonable satisfaction of both parties, then each party shall nominate one senior officer of the rank of Vice President or higher as its representative. These

       14                        INTEL/THRUSTMASTER CONFIDENTIAL

representatives shall, within thirty (30) days of a written request by either party to call such a meeting, meet in person and alone (except for one assistant for each party) and shall attempt in good faith to resolve the dispute. If the disputes cannot be resolved by such senior managers in such meeting, the parties agree that they shall, if requested in writing by either party, meet within thirty (30) days after such written notification for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one day mediation, either party may begin litigation proceedings. This procedure shall be a prerequisite before taking any additional action hereunder.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

       15                        INTEL/THRUSTMASTER CONFIDENTIAL

      IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the Effective Date.

INTEL CORPORATION                   THRUSTMASTER, INC.

/s/Arvind Sodhani                   /s/F.G. Hausmann, Jr.
-------------------------           -------------------------
By                                  By

Arvind Sodhani                      F.G. Hausmann, Jr.
-------------------------           -------------------------
Printed Name                        Printed Name

Vice President and Treasurer        President and CEO
-------------------------           -------------------------
Title                               Title


       SIGNATURE PAGE TO WARRANT TO PURCHASE COMMON STOCK

       16                        INTEL/THRUSTMASTER CONFIDENTIAL

                            EXHIBIT 1

                       NOTICE OF EXERCISE

            (To be executed upon exercise of Warrant)

THRUSTMASTER, INC.

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, the securities Thrustmaster, Inc., as provided for therein, and (check the applicable box):

O tenders herewith payment of the exercise price in full in the form of cash or a certified or official bank check in same-day funds in the amount of $____________ for _________ such securities.

O Elects the [Net Issue Exercise][Easy Sale Exercise] option pursuant to Section 2.2 or Section 2.3. of the Warrant, and accordingly requests delivery of a net of _____________ of such securities.

Please issue a certificate or certificates for such securities in the name of, and pay any cash for any fractional share to (please print name, address and social security number):

Name:     ------------------------------------------------------

Address:  ------------------------------------------------------

Signature:  ----------------------------------------------------

Note:   The  above signature should correspond exactly  with  the
name on the first page of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.

If said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder rounded up to the next higher whole number of shares.

       17                        INTEL/THRUSTMASTER CONFIDENTIAL

                            EXHIBIT 2

                           ASSIGNMENT

  (To be executed only upon assignment of Warrant Certificate)

For value received, hereby sells, assigns and transfers unto ______________________ the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________ attorney, to transfer said Warrant Certificate on the books of the within-named Company with respect to the number of Warrants set forth below, with full power of substitution in the premises:

 Name(s) of Assignee(s)       Address          # of Warrants

    ---------------       ---------------     ---------------

    ---------------       ---------------     ---------------

    ---------------       ---------------     ---------------

    ---------------       ---------------     ---------------


And if said number of Warrants shall not be all the Warrants represented by the Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Warrants registered by said Warrant Certificate.

Name:     ------------------------------------------------------

Dated:    ------------------------------------------------------

Signature:  ----------------------------------------------------

Notice: The signature to the foregoing Assignment must correspond to the name as written upon the face of this security in every particular, without alteration or any change whatsoever; signature(s) must be guaranteed by an eligible guarantor institution (banks, stock brokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to Securities and Exchange Commission Rule 17Ad-15.

       18                        INTEL/THRUSTMASTER CONFIDENTIAL

                            EXHIBIT 3

1.   REGISTRATION RIGHTS.

     1.1  Definitions.  For purposes of this Section 1:

          (a) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act of 1933, as amended, (the "Securities Act"), and the declaration or ordering of effectiveness of such registration statement

           (b) Registrable Securities. The term "Registrable Securities" means: (1) any Common Stock of the Company issued or to be issued upon exercise of the Warrant, (2) any shares of Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any shares of Common Stock described in clause (1) of this subsection (b) and (3) any other Common Stock of the Company owned or hereafter acquired by the Investor, including without limitation those shares of Common Stock of the Company issuable upon exercise of that Warrant to purchase Common Stock of the Company held by Holder dated as of May 28, 1998, as amended. Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities sold by a person in a transaction in which rights under this
Section 1 are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, or in a registered offering, or otherwise.

           (c) Registrable Securities Then Outstanding. The number of shares of "Registrable Securities then outstanding" shall mean the number of shares of Common Stock of the Company that are Registrable Securities and (l) are then issued and outstanding or (2) are then issuable pursuant to an exercise of the Warrant or pursuant to conversion of securities issuable pursuant to an exercise of the Warrant.

           (d) Holder. For purposes of this Section 1, the term "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Securities to whom rights under this
Section 1 have been duly assigned in accordance with this Agreement.

       19                        INTEL/THRUSTMASTER CONFIDENTIAL

           (e) Form S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

           (f)   SEC.   The term "SEC" or "Commission" means  the
U.S. Securities and Exchange Commission.

      1.2 Limitation on Registration Rights. The Holders may not piggyback on any registration statement initiated pursuant to the Registration Rights Agreement, dated as of June 9, 1999, among the Company, Strong River Investment Inc., and Bay Harbor Investments, Inc. (the "1999 Agreement"). If any Holder elects to piggyback on any registration statement initiated under the Representative Warrant Agreement, dated as of March 3, 1995, among the Company, Cruttenden Roth, and Black & Company, Inc. (the "1995 Agreement"), then, in the event that an underwriter requires a limitation on the number of shares that may be included in such registration statement, such Holder's Registrable Securities may be excluded first until the Company has fulfilled its obligations under the 1995 Agreement and the 1999 Agreement with respect to the inclusion of shares thereunder. If any person or entity having registration rights under the 1995 Agreement or the 1999 Agreement elects to piggyback on a registration statement then such person's or entity's shares will be excluded only after that number of the Holders' Registrable Securities are excluded so that the Company does not violate the terms of the 1995 Agreement or the 1999 Agreement.

      1.3 Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any registration under Section 1.4 of this Agreement or to any employee benefit plan or a corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder, subject to the provisions of
Section 1.2 above. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

       20                        INTEL/THRUSTMASTER CONFIDENTIAL

           (a) Underwriting. If a registration statement under which the Company gives notice under this Section 1.3 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in a registration pursuant to this Section 1.3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to 180 days if required by such underwriters). Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares (including up to seventy-five percent (75%) of the Registrable Securities) from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to the Company, and second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such Holder; provided, however, that the right of the underwriters to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that (i) the number of Registrable Securities included in any such registration is not reduced below twenty-five percent (25%) of the aggregate number of Registrable Securities for which inclusion has been requested; and (ii) all shares that are not Registrable Securities and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company (or any subsidiary of the Company) shall first be excluded from such registration and underwriting before any Registrable Securities are so excluded. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

       21                        INTEL/THRUSTMASTER CONFIDENTIAL

           (b) Expenses. All expenses incurred in connection with a registration pursuant to this Section 1.3 (excluding underwriters' and brokers' discounts and commissions relating to shares sold by the Holders and legal fees of counsel for the Holders), including, without limitation all federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

           (c) No Limit on Registrations. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 1.3.

      1.4 Form S-3 Registration. In case the Company shall at any time after the first anniversary of the date hereof receive from any Holder or Holders of a majority of all Registrable Securities then outstanding a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, then the Company will:

           (a)   Notice.   Promptly give written  notice  of  the
proposed registration and the Holder's or Holders' request therefor, and any related qualification or compliance, to all other Holders of Registrable Securities; and

          (b) Registration. As soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within twenty (20) days after the Company provides the notice contemplated by Section 1.4(a); provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 1.4:

                (1) if Form S-3 is not available for such offering by the Holders:

                (2) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $1,000,000;

       22                        INTEL/THRUSTMASTER CONFIDENTIAL

               (3) if the Company shall furnish to the Holders a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its shareholders for such Form S-3
Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement no more than once during any twelve month period for a period of not more than ninety (90) days after receipt of the request of the Holder or Holders under this
Section 1.4;

                (4) if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration) pursuant to the provisions of Section 1.3(a); or

                (5) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

           (c) Expenses. The Company shall pay all expenses incurred in connection with each registration requested pursuant to this Section 1.4, (excluding underwriters' or brokers' discounts and commissions relating to shares sold by the Holders and legal fees of counsel for the Holders), including without limitation federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel.

           (d) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 1.4, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its stockholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve
(12) month period.

           (e) No Limit on Registrations. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 1.4.

       23                        INTEL/THRUSTMASTER CONFIDENTIAL

      1.5 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

          (a) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, provided, however, that the Company shall not be required to keep any such registration statement effective for more than ninety (90) days.

          (b) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

           (c) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

           (d) Blue Sky. Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

           (e) Underwriting. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

           (f) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

           (g)   Opinion  and Comfort Letter.   Furnish,  at  the
request  of  any  Holder requesting registration  of  Registrable
Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such

       24                        INTEL/THRUSTMASTER CONFIDENTIAL

securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and
(ii) a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

     1.6 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 1.3 or 1.4 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the Registration of their Registrable Securities.

       1.7    Indemnification.   In  the  event  any  Registrable
Securities  are  included  in  a  registration  statement   under
Sections 1.3 or 1.4:

           (a) By the Company. To the extent permitted by law; the Company will indemnify and hold harmless each Holder, the partners, officers and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended, (the "1934 Act"), against any losses, claims, damages, or Liabilities (joint or several) to which they may become subject under the Securities Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

                (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

       25                        INTEL/THRUSTMASTER CONFIDENTIAL

                (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

                (iii) any violation or alleged violation by the Company of the Securities Act, the 1934 Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the 1934 Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

           (b) By Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or any person who controls such Holder within the meaning of the Securities Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss,

       26                        INTEL/THRUSTMASTER CONFIDENTIAL

claim, damage, liability or action: provided, however, that the indemnity agreement contained in this subsection 1.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided, further, that the total amounts payable in indemnity by a Holder under this Section 1.7(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

           (c) Notice. Promptly after receipt by an indemnified party under this Section 1.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 1.7 to the extent the indemnifying party is prejudiced as a result thereof, but the omission so to deliver written notice to the indemnified party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.7.

           (d)   Defect  Eliminated  in  Final  Prospectus.   The
foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

           (e) Contribution. In order to provide for just and equitable contribution to joint liability under the Securities
Act in any case in which either (i) any

       27                        INTEL/THRUSTMASTER CONFIDENTIAL

Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 1.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section
1.7 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this
Section 1.7; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case: (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

           (f) Survival. The obligations of the Company and Holders under this Section 1.7 shall survive until the fifth anniversary of the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

      1.8 Termination of the Company's Obligations. The Company shall have no obligations pursuant to Sections 1.3 and 1.4 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 1.3 or 1.4 more than seven (7) years after the date of this Agreement, or, if, in the opinion of counsel to the Company, all such Registrable Securities proposed to be sold by a Holder may then be sold under Rule 144 in one transaction without exceeding the volume limitations thereunder.